Exhibit 99.26

FIRST SUPPLEMENTAL INDENTURE

DATED AS OF THE 22nd DAY OF OCTOBER, 2021

BETWEEN

CARBON STREAMING CORPORATION, AS COMPANY

AND

ODYSSEY TRUST COMPANY, AS WARRANT AGENT

THIS FIRST SUPPLEMENTAL INDENTURE dated as of October 22, 2021.

BETWEEN:

CARBON STREAMING CORPORATION, a company existing under the laws of the Province of British Columbia (hereinafter called the “Company”)

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ODYSSEY TRUST COMPANY, a trust company incorporated under the laws of the Province of Alberta authorized to carry on the business of a trust company in British Columbia (hereinafter called the “Warrant Agent”).

WHEREAS the Company has entered into a warrant indenture (the “Original Indenture”) with the Warrant Agent dated as of July 19, 2021, relating to the issuance of common share purchase warrants (the “Warrants”);

AND WHEREAS pursuant to Section 8.1(a) of the Original Indenture, the Company and the Warrant Agent may enter into a supplemental indenture for the purposes specified therein, including without limitation to set forth any adjustments resulting from the application of the provisions of Article 4 of the Original Indenture;

AND WHEREAS, effective as of the close of business (Toronto Time) on October 22, 2021 (the “Effective Time”), the Company will consolidate its common shares (“Common Shares”), special warrants (“Special Warrants”) and the Warrants underlying such Special Warrants;

AND WHEREAS, immediately after the Effective Time, the number of Common Shares will be adjusted on the basis of one (1) post-Consolidation Common Share for every five (5) pre-Consolidation Common Shares, and pursuant to Sections 4.1(a) and 4.1(d) of the Original Indenture:

(a)	the number of Special Warrants will be adjusted on the basis of one (1) post-Consolidation Special Warrant for every five (5) pre-Consolidation Special Warrants;

(b)	each Special Warrant will be exercisable to acquire one post-consolidation Common Share and one post-Consolidation Warrant; and

(c)	each post-Consolidation Warrant will be exercisable for a price of US$7.50 per post-Consolidation Common Share ((a)-(c) collectively, the “Adjustments”).

AND WHEREAS, as a result of the Adjustments, all entitlements to fractional post-Consolidation Warrants will be rounded down to the next whole number of post-Consolidation Warrants, in accordance with the provisions of the Original Indenture, and no consideration will be paid in lieu of fractional Warrants.

AND WHEREAS the purpose of this first supplemental indenture (the “First Supplemental Indenture”) is to implement and give effect to the Adjustments;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Warrant Agent;

NOW THEREFORE THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH that in consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Interpretation Provisions.

This First Supplemental Indenture is a supplemental indenture to the Original Indenture. The Original Indenture, the First Supplemental Indenture and this First Supplemental Indenture will be read together and will have effect as though all the provisions of all indentures were contained in one instrument. If any terms of the Original Indenture are inconsistent with the express terms or provisions hereof, the terms of this First Supplemental Indenture shall prevail to the extent of the inconsistency. Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Original Indenture.

ARTICLE 2

AMENDMENT AND SUPPLEMENT Section 2.1 Amendments to Section 1.1

The definition of “Exercise Price” in the Original Indenture shall be deleted and replaced with the following:

“‘Exercise Price’ at any time means the price at which a whole Warrant Share may be purchased by the exercise of a whole Warrant, which is initially $7.50 per Warrant Share, payable in immediately available funds, subject to adjustment in accordance with the provisions of Section 4.1”

The definition of “Warrants” in the Original Indenture shall be deleted and replaced with the following:

“‘Warrants’ means the Common Share purchase warrants created by, authorized by and issuable under this Indenture, to be issued and countersigned hereunder as a Warrant Certificate and/or Uncertificated Warrant held through the book entry registration system on a no certificate issued basis, entitling the holder or holders thereof to purchase up to 22,000,000 Warrant Shares (subject to adjustment as herein provided) at the Exercise Price prior to the Expiry Time and, where the context so requires, also means the warrants issued and Authenticated hereunder, whether by way of Warrant Certificate or Uncertificated Warrant”

Section 2.2 Amendment to Section 2.1

The first sentence of Section 2.1 of the Original Indenture shall be deleted and replaced with the following:

“A maximum of 22,000,000 Warrants (subject to adjustment as herein provided) are hereby created and authorized to be issued on the Issue Date in accordance with the terms and conditions hereof.”

Section 2.3 Amendments to Schedule A

On Page A-3 of the Original Indenture, the CUSIP NO shall be deleted and replaced with “14116K149”, the ISIN shall be deleted and replaced with “CA14116K1497”, and on page A-4 of the Original Indenture “at a price of $1.50 per Common Share” shall be deleted and replaced with “at a price of $7.50 per Warrant Share”.

ARTICLE 3
MISCELLANEOUS

Section 3.1 Effective Date.

This First Supplemental Indenture shall take effect upon the date first above written.

Section 3.2 Ratification of Indenture

The Indenture as supplemented by this First Supplemental Indenture is in all respects ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent therein provided.

Section 3.3 Counterparts.

This First Supplemental Indenture may be executed in one or more counterparts, each of which taken together shall constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the parties hereto adopt any signatures received by electronic means as original signatures of the parties.

IN WITNESS OF WHICH this First Supplemental Indenture has been duly executed by the Company and the Warrant Agent.

Dated as of the date first written above.

CARBON STREAMING CORPORATION

Per:	/s/ “Justin Cochrane”
Per:	Justin Cochrane
Title:	CEO and Director

ODYSSEY TRUST COMPANY, as Warrant Agent

Per:	/s/ “Dan Sander”
Name:	Dan Sander
Title:	VP, Corporate

Per:	/s/ “Amy Douglas”
Name:	Amy Douglas
Title:	Director, Corporate Trust

CARBON STREAMING CORPORATION

CERTIFICATE OF ADJUSTMENT

To:	Odyssey Trust Company, as warrant agent (the “Warrant Agent”)

Re:	Warrant Indenture dated July 19, 2021, between Carbon Streaming Corporation (the “Company”) and the Warrant Agent (the “ Warrant Indenture”) - Consolidation of Common Shares, Special Warrants, and Warrants

Capitalized terms used in this Certificate of Adjustment not otherwise defined shall have the meaning given to them in the Warrant Indenture.

Pursuant to Section 4.6 of the Warrant Indenture relating to the issuance of common share purchase warrants (the “Warrants”), the Company hereby gives notice of the consolidation (the “Consolidation”) of its common shares (“Common Shares”), special warrants (“Special Warrants”), and the Warrants underlying such Special Warrants to the holders of Warrants as of the close of business (Toronto Time) on October 22, 2021 (the “Effective Time”).

At the Effective Time, the number of Common Shares is adjusted on the basis of one (1) post-Consolidation Common Share for every five (5) pre-Consolidation Common Shares and:

(a)	the number of Special Warrants is adjusted on the basis of one (1) post-Consolidation Special Warrant for every five (5) pre-Consolidation Special Warrants;

(b)	each Special Warrant is exercisable to acquire one post-consolidation Common Share and one post-Consolidation Warrant; and

(c)	pursuant to Sections 4.1(a) and 4.1(d) of the Warrant Indenture, each post-Consolidation Warrant is exercisable for a price of US$7.50 per post-Consolidation Common Share ((a)-(c) collectively, the “Adjustments”).

As a result of the Adjustments, the total number of Special Warrants outstanding is decreased to approximately 20,980,251. All entitlements to fractional post-Consolidation Warrants will be rounded down to the next whole number of post-Consolidation Warrants, in accordance with the provisions of the Warrant Indenture, and no consideration will be paid in lieu of fractional Warrants. In addition, the total number of Common Shares issuable upon exercise of outstanding post-Consolidation Special Warrants, the total number of Warrants issuable upon exercise of such post-Consolidation Special Warrants, and the total number of Common Shares issuable upon exercise of such Warrants, are reduced, in each case, to approximately 20,980,581.

Upon the effectiveness of the Consolidation, the Common Shares will continue to trade on the NEO Exchange under the symbol “NETZ”, and the Common Shares, Special Warrants, and Warrants will be identified under the following new CUSIPs and ISINs:

Security	CUSIP	ISIN
Common Shares	14116 K404	CA14116K4046
Special Warrants	14116 K404	CA14116K1562
Warrants	14116 K149	CA14116K1497

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Dated October 22,2021

CARBON STREAMING CORPORATION

/s/“Justin Cochrane”
Name:	Justin Cochrane
Title:	CEO and Director

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